Trinity Mirror plc

12g3-2(b)

07026056

SEC MAIL RECEIVED PROCESSING
AUG 1 8 2007
WASH. D.C.

31 July 2007

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey

PROCESSED
AUG 2 7 2007
THOMSON FINANCIAL

Encs.

8/20

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

BARCLAYS

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel: 020 7116 2913
Fax: 020 7116 7665
Email: geoff.smith1@barclays.com

27 July 2007

The Company Secretary

Trinity Mirror Group PLC
1 Canada Square
Canary Wharf
London
E14 5AP

Dear Sir.

Major Shareholding Notification

I hereby inform you that as at 26-July-07 Barclays Global Investors, through the legal entities listed in the enclosed notification, held 4.10 % of the total voting rights attaching to shares in your

Full details of our interest are set out in the attached notification.

As you will be aware, following the implementation of the Transparency Directive in the UK, the requirements for the notification of major shareholdings have changed. The obligation to notify is now based upon control over the exercise of voting rights attached to shares and financial instruments rather than "interests in shares". Additionally we now have the opportunity to disaggregate certain holdings held for the benefit of clients from our notification.

The result of these changes is that the interest set out in this notification may be inconsistent with previous disclosures made to you but will be the basis of notifications going forward.

In order to get notifications to you as quickly as possible, we would like to send future notifications electronically. If you are in agreement with this, will you please provide me with the appropriate e-mail address we should use.

If you have any questions arising from this notification, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc.

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii] :	Trinity Mirror Group PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	✓
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation[iii] :	Barclays Global Investors

4. Full name of shareholder(s) (if different from 3.)

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.
Indexchange Investment AG

5. Date of the transaction and date on which the threshold is crossed or reached[v] :	26-Jul-07
6. Date on which issuer notified:	27-Jul-07
7. Threshold(s) that is/are crossed or reached:	5% to 4%

8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction vi		Resulting situation after the triggering transaction viii				
	Number of Shares	Number of Voting Rights viii	Number of Shares	Number of Voting Rights		% of voting rights	
				Direct x	Indirect xi	Direct	Indirect
GB0009039941	14,880,742	14,880,742	12,012,697	0	12,012,697	0.00	4.10

B: Financial Instruments

Resulting situation after the triggering transaction xiii

Type of financial instrument	Expiration date xiii	Exercise/Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
12,012,697	4.10

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv :
Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.
Indexchange Investment AG

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Geoff Smith
15. Contact telephone number:	020 7116 2913

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Holding(s) in Company		14:33 31 Jul 07		

Full Announcement Text

The Company has today received notification that Barclays PLC have a notifiable indirect interest in 12,012,697 (previously 14,875,325) Trinity Mirror plc Ordinary Shares, representing a total number of voting rights of 12,012,697. This represents 4.10% (previously 5.07%) of the issued share capital.

END

status list

03 August 2007

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At 11:14 Fri, Aug 3 2007 UK Time

Help | London Stock Exchange Home

RNS Statement | RNS Alert | RNS Insight | Log off

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Holding(s) in Company		11:13 3 Aug 07		

Full Announcement Text

The Company has today received notification that Barclays PLC have a notifiable indirect interest in 15,004,222 (previously 12,012,697) Trinity Mirror plc Ordinary Shares, representing a total number of voting rights of 15,004,222. This represents 5.12% (previously 4.10%) of the issued share capital.

END

status list

BARCLAYS

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel: 020 7116 2913
Fax: 020 7116 7665
Email: geoff.smith1@barclays.com

01 August 2007

The Company Secretary

Trinity Mirror Group PLC
1 Canada Square
Canary Wharf
London
E14 5AP

Dear Sir.

Major Shareholding Notification

I hereby inform you that as at 31-July-07 Barclays Global Investors, through the legal entities listed in the enclosed notification, held 5.12 % of the total voting rights attaching to shares in your

Full details of our interest are set out in the attached notification.

As you will be aware, following the implementation of the Transparency Directive in the UK, the requirements for the notification of major shareholdings have changed. The obligation to notify is now based upon control over the exercise of voting rights attached to shares and financial instruments rather than "interests in shares". Additionally we now have the opportunity to disaggregate certain holdings held for the benefit of clients from our notification.

The result of these changes is that the interest set out in this notification may be inconsistent with previous disclosures made to you but will be the basis of notifications going forward.

In order to get notifications to you as quickly as possible, we would like to send future notifications electronically. If you are in agreement with this, will you please provide me with the appropriate e-mail address we should use.

If you have any questions arising from this notification, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc.

293 228 332

5.12%

inc 2,991,525

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii] :	Trinity Mirror Group PLC

2. Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	✓
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation[iii] :	Barclays Global Investors

4. Full name of shareholder(s) (if different from 3.)
Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.
Indexchange Investment AG

5. Date of the transaction and date on which the threshold is crossed or reached [v] :	31-Jul-07
6. Date on which issuer notified:	01-Aug-07
7. Threshold(s) that is/are crossed or reached:	4% to 5%

8. Notified details:	

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction vi		Resulting situation after the triggering transaction viii				
	Number of Shares	Number of Voting Rights viii	Number of Shares	Number of Voting Rights		% of voting rights	
				Direct x	Indirect xi	Direct	Indirect
GB0009039941	12,052,960	12,052,960	15,004,222	0	15,004,222	0.00	5.12

B: Financial Instruments

Resulting situation after the triggering transaction xiii

Type of financial instrument	Expiration date xiii	Exercise/Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
15,004,222	5.12

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv :

Barclays Global Fund Advisors

Barclays Global Investors Ltd

Barclays Global Investors, N.A.

Indexchange Investment AG

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Geoff Smith
15. Contact telephone number:	020 7116 2913

END